JeGO Technologies Inc.



ANNUAL REPORT

1000 Brickell Ave. Ste 715

Miami, FL 33131

(786) 374-2549

http://jegopods.com/

This Annual Report is dated May 2, 2022.

BUSINESS

JéGO Technologies Inc. is a corporation organized under the laws of the state of Delaware that is making it easy to experience and discover local community businesses using Autonomous vehicles. Experience the convenience of having products and services delivered at your preferred location, in a safe, sustainable, and secure autonomous pod. JéGO's business model consists of selling e-mobility solutions to corporations to help them meet their sustainability goals. Products include Mobility, SaaS, electric vehicle Charger and electric vehicle charging station. Our business model includes revenue generated from transactions. one time sales of products and service transaction fees.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $15,000.00

Number of Securities Sold: 5,460

Use of proceeds: Working capital

Date: August 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,753,700

Use of proceeds: Business plan acquired from founder through issuance of founder's shares

Date: August 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $5,000.00

Number of Securities Sold: 1,820

Use of proceeds: Working capital

Date: August 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock Options

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 20,020

Use of proceeds: Strategic investment.

Date: August 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock Options

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000

Use of proceeds: Class A common stock options for services/know-how

Date: August 30, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Our business model is designed to generate revenue daily once the JeGO pods are in operation. In the event, the business is not generating revenue, we would have only approximately 12 months of runway with the funds secured from our Reg CF.

However, our costs are significant and require capital for the business to continue to operate. In event that this JeGO is not able to generate revenue, the JeGO marketplace app will also be another avenue where it has hopefully garnered sufficient users to faciliate transactions between them in this Platform business model.

The business model has 3 sources of revenue: Retail, Subscription & Advertising. We have designed a model to foster a steady revenue flow once it is up and running.

Foreseeable major expenses based on projections:

Our major expenses will be centered around the manufacturing costs of JEGO Pods. We also have to hire the best employees in departments such as Software Engineering, Mechanical Engineering, Admin, Operations Manager, Data Scientist, Sales Managers, Legal Costs, Marketing Costs, and Insurance Costs.

Some of our major costs are below:

R&D Costs

We will use these funds to further our R&D efforts for our Prototype. We have receieved an estimated quote of $335,000 from our manufacturing partners. Additional costs for maintenance and insurance from our partners are appx $18,000 per month.

Marketing Costs

We will use these funds to market JeGO products and offerings. Major costs will include but not limited to, Product Marketing, Social Media Marketing and paid marketing. For marketing, we have a budget of $150,000 - $175,000 allocated. We have been advised to allocate appx $100,000 towards our "Crowdfunding marketing efforts". Our social media management, and paid marketing is expected to be between $75,000. We want to be lean with this number, in order to dedicate most of our resources to costs associated with completing the build of our prototype.

Operations

Ongoing legal fees and vendor payments are another major expense. Legal fees are currently at $25,000

Working Capital

We will use these funds to pay for ongoing overhead expenses such as rent, business development and payroll.

It's also worth noting that the current global supply chain could impact our manufacturing process and impact the pilot launch. If the supply chain issues continue to persist, this might impact our plans negatively. As a result, this might negatively impact our ability to raise capital while the supply chain issues persist.

Future operational challenges:

Some future operational challenges we foresee are the Global Supply chain issues. If things get worse, it could impact our launch plans because we may not be able to access the right materials or items required to manufacture our JeGO pods and our Electric Vehicle chargers.

Future challenges related to capital resources:

Raising capital to add more fleets and grow the team. This raise is significant for our company to begin building our business.

Future milestones and events:

Future milestones that will impact the company financially are being able to complete and launch our MVP in Miami successfully. This will help in drawing more customers to the platform and solidifying our product's presence in the marketplace. Launching our pilot gives our company exposure to customers and potential investors.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $31,855.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

$2,737.50

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frederick Akpoghene

Frederick Akpoghene's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Director, and Interim CTO

Dates of Service: August 01, 2021 - Present

Responsibilities: Leading the team with our "WHY" and ensuring that every team member is in alignment with our company's mission. Day to day operations, fundraising, strategic partnerships and business development, marketing strategy. Frederick does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Scizzrs Inc.

Title: Founder & CEO

Dates of Service: January 01, 2018 - July 20, 2021

Responsibilities: Management, marketing, day to day operations.

Other business experience in the past three years:

Employer: Abovav Play Inc

Title: CTO

Dates of Service: November 01, 2011 - August 01, 2021

Responsibilities: Managed a team of engineers. Sales, business development.

Name: Yinka Majekodunmi

Yinka Majekodunmi's current primary role is with Miami-Dade County. Yinka Majekodunmi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor - Finance

Dates of Service: August 01, 2021 - Present

Responsibilities: Drive the company's financial planning, perform risk management, manage vendor relationships. Yinka currently receives 3% equity ownership in the company and will receive a salary of $80K at a later date after this Reg CF has closed and sufficient funds are available to pay the team. Yinka currently works in an Advisory role and the Company plans to have Yinka become the CFO once sufficient capital is raised to develop the leadership team. In the interim, he is acting CFO. Yinka currently works approximate 10 hours a week on Jego and has a full-time role as listed below.

Other business experience in the past three years:

Employer: Miami-Dade County

Title: Director - Office of the Commission Auditor

Dates of Service: January 01, 2019 - Present

Responsibilities: Office of the Commission Auditor

Other business experience in the past three years:

Employer: Miami-Dade County

Title: Director Finance & Administration - Information Technology Dept

Dates of Service: January 01, 2016 - January 01, 2019

Responsibilities: Director Finance & Administration - Information Technology Dept

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all

of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Frederick Akpoghene

Amount and nature of Beneficial ownership: 1,753,700

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 191,071 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 32,300 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Please refer to Exhibit F of our Offering Memorandum for more details about the rights associated with each class.

Liquidation, Dissolution Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Stock Options

The total amount outstanding includes 25,020 of shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,753,700 outstanding.

Voting Rights

One vote per share.

Material Rights

Please refer to Exhibit F of our Offering Memorandum for more details about the rights associated with each class.

Liquidation, Dissolution Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our JeGO Pods. Delays or cost overruns in the development of our JeGO Pods and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Our Company was formed on August 6, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our pods is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks on our technology providers' could harm our reputation and materially negatively impact our financial condition and business.

Manufacturing Risk

Certain or a majority of the parts of the pods are produced by manufacturers over which we have little to no control over. As such, should any of these manufacturers be unable to produce the parts needed, the production of the pods may be negatively impacted or stopped altogether.

Research and Development Costs

The costs associated with the research and development of the pods are difficult to ascertain, and are even more difficult to project in the future. If we inaccurately project these costs, our operational and financial results may suffer as a result.

Autonomous Risk Vehicle Risks

The industry in which we operate is a relatively new industry, and as such, there are risks, although unknown now, may present themselves at a later stage that could have a negative effect on the industry and, as a result, on the Company as well.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

JeGO Technologies Inc.

By /s/ *Frederick Akpoghene*

     Name: JeGO Technologies Inc.

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



Jego technologies Inc

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	31,854.62
Total Bank Accounts	**$31,854.62**
Total Current Assets	**$31,854.62**
TOTAL ASSETS	**$31,854.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	2,737.50
Total Credit Cards	**$2,737.50**
Total Current Liabilities	**$2,737.50**
Total Liabilities	**$2,737.50**
Equity	
Additional Paid in Capital	69,960.00
Common Stock	24,083.05
Retained Earnings	
Net Income	-64,925.93
Total Equity	**$29,117.12**
TOTAL LIABILITIES AND EQUITY	**$31,854.62**



Jego technologies Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,925.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card	2,737.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,737.50
Net cash provided by operating activities	$ -62,188.43
FINANCING ACTIVITIES	
Additional Paid in Capital	69,960.00
Common Stock	24,083.05
Net cash provided by financing activities	$94,043.05
NET CASH INCREASE FOR PERIOD	$31,854.62
CASH AT END OF PERIOD	$31,854.62



Jego technologies Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	3,816.49
Bank Charges & Fees	57.77
Car & Truck	161.63
Contractors	21,494.95
Job Supplies	981.95
Legal & Professional Services	21,675.26
Meals & Entertainment	2,937.44
Office Supplies & Software	135.29
Other Business Expenses	6,884.80
Travel	6,780.35
Total Expenses	**$64,925.93**
NET OPERATING INCOME	**$ -64,925.93**
NET INCOME	**$ -64,925.93**

CERTIFICATION

I, Frederick Akpoghene, Principal Executive Officer of JeGO Technologies Inc., hereby certify that the financial statements of JeGO Technologies Inc. included in this Report are true and complete in all material respects.

Frederick Akpoghene

Chief Executive Officer